767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

May 11, 2016

VIA EDGAR

Mara L. Ransom

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Re:                             Cotiviti Holdings, Inc.
Registration Statement on Form S-1, as amended
Filed May 6, 2016
File No. 333-211022

Dear Ms. Ransom:

This letter relates to the Registration Statement on Form S-1 (Registration No. 333-211022) (the “Registration Statement”) of Cotiviti Holdings, Inc., a Delaware corporation (the “Company”). The Company hereby provides the following preliminary proposed price range and share number information, which will be the basis for the information expected to be included in the Company’s preliminary prospectus (the “Preliminary Prospectus”) forming part of the Registration Statement which relates to the Company’s proposed initial public offering (the “Offering”) for the Staff’s review.  The preliminary price range presented herein reflects an initial offering price to the public of the Company’s common stock of between $17.00 and $19.00 per share, 12,500,000 shares of common stock to be offered to the public in connection with the Offering (or 14,375,000 shares of common stock should the underwriters’ option to purchase additional shares be exercised in full) with 89,731,531 shares of common stock to be outstanding upon completion of the Offering (or 91,606,531 shares of common stock should the underwriters’ option to purchase additional shares be exercised in full).

Please find enclosed, as Schedule A hereto, the relevant sections of the Registration Statement updated to reflect (i) the price range and the number of shares of common stock to be issued in the Offering, (ii) a 6.1 for 1 stock split as described in the Registration Statement, (iii) the payment of a special dividend in the aggregate amount of $150 million to the Company’s stockholders as of a date prior to the Offering and (iv) the anticipated use of proceeds of the Offering.

Should any questions arise in connection with the filing or this letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch, Esq.
Alexander D. Lynch, Esq.

Schedule A